On May 2, 2011, the Board of Trustees approved a resolution to reorganize Calvert Large Cap Growth Fund ("Acquired Fund"), a series of Calvert Impact Fund, Inc., into Calvert Equity Portfolio ("Acquiring Fund"). The reorganization involved a transfer of all of the assets of the Acquired Fund for shares of the Acquiring Fund and the assumption of the liabilities of the Acquired Fund.  Shareholders of the Acquired Fund voted to approve the reorganization on April 26, 2011, and the merger took place at the close of business on September 16, 2011.